Filed by NuVasive, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NuVasive, Inc.

Commission File No.: 000-50744

Email to all NuVasive Employees NuVasive, This morning we announced a definitive agreement to combine with Globus Medical. This is an exciting and historic day for our company, and you should be proud of your hard work and dedication that enabled us to achieve this milestone. Why this deal makes sense We are combining two companies with highly complementary capabilities, geographic footprints, and customer bases to continue to innovate and rapidly grow in the musculoskeletal industry. ï,· The combined company will have incredible commercial scale, an exceptional portfolio of clinically proven solutions supported by strong commercial and surgeon education teams, and excellent capabilities to serve our customers more effectively. Being able to change the future of spine and orthopedic care—while unlocking our vision to change a patient’s life every minute—is now even more achievable, together with Globus. What this means for NuVasive employees As the combined company achieves even higher levels of growth and success, our team will benefit from additional employee development and advancement opportunities over the long term. This deal is great for all stakeholders, but I am particularly pleased for you, the employees of NuVasive. You all have done an amazing job of putting patients first, always striving for excellence and challenging one another to continuously improve. I am confident these attributes will continue to drive both the company’s success and your own. What happens next? It’s business as usual for now. While recognizing the impact of the announcement on us and our go-forward business decisions, we must stay focused on execution and the day-to-day work to support one another, serve our customers and, ultimately, help patients. The transaction is expected to close in the middle of 2023, subject to the approval of both companies’ shareholders, regulatory approval, and other customary closing conditions. Until the transaction is complete, NuVasive and Globus will remain separate companies, and we will operate as usual. Integration: Over the coming months, we will develop more detailed plans about how to bring our companies together in a way that leverages the best of both. NuVasive and Globus leadership will be actively involved in these efforts. We are committed to ensuring a smooth integration, while prioritizing retaining talent and continued sales and innovation execution. Some decisions have been made about the combined company’s leadership and operating locations. Leadership: David Paul, Chairman of the Globus board of directors, will serve as Chairman of the combined company’s board of directors;

-2- Dan Scavilla, president and chief executive officer of Globus, will serve as chief executive officer of the combined company and as a member of the board; Keith Pfeil, chief financial officer of Globus, will serve as chief financial officer of the combined company; and I will support the integration of the combined company. Additional members of the leadership team will be announced as we move toward closing and are expected to reflect the talent of both organizations. Operating locations: Following the close of the transaction, we will maintain an operating presence that is strategically located to best support our customers and innovation, including in San Diego, CA; Memphis, TN; and West Carrollton, OH, in addition to other key cities and geographies. The combined company’s corporate headquarters will be in Audubon, PA, where Globus is headquartered today. We will keep you informed as our integration planning work progresses. Where to find additional information I realize today’s announcement will generate questions, and there are several ways to obtain additional information. We have created some FAQs, which are attached and posted on Nuvanet. Today at 12 p.m. PT / 3 p.m. ET, I plan to connect with all of you through a live, virtual company broadcast. Expect a calendar invitation with details shortly. Early next week we plan to host an employee town hall, with leaders from both NuVasive and Globus, live from our San Diego campus, with the option for both in-person and remote attendance, including Q&A. Employees will receive a calendar invitation for this event as well. I have gotten to know Dan well leading up to this announcement. As you will hear in our town hall next week, he is equally excited about this combination and the upside that is ahead of us. No matter where you sit within our organization—functionally or geographically—you have played a role in positioning NuVasive to choose this exciting path. Globus looks forward to welcoming our team. I hope you share in my enthusiasm. Thank you for all you have done to make today’s announcement possible. Best, Chris Chris Barry Chief Executive Officer desk. [redacted] 7475 Lusk Boulevard, San Diego, CA 92121 -3- Transform surgery. Advance care. Change lives. THIS NOTE IS FOR INTERNAL USE ONLY AND MAY BE TRACKED FOR DATA LOSS PREVENTION PURPOSES. DO NOT FORWARD OR DISTRIBUTE OUTSIDE THE COMPANY

Confidential—for internal use only NuVasive’s Agreement to Combine with Globus Medical: FAQs for NuVasive employees (as of February 9, 2023) The information in this document is intended to help address questions NuVasive employees may have regarding the announced combination of NuVasive and Globus Medical. Q: What was announced? NuVasive has entered into an agreement to combine with Globus Medical. The transaction is expected to close in the middle of 2023, subject to the approval of both companies’ shareholders, regulatory approval, and other closing conditions. Q: Why are Globus and NuVasive combining? This transaction will bring together two well-regarded technology companies with highly complementary capabilities, geographic footprints, and customer bases to continue to innovate and rapidly grow in the musculoskeletal industry. The combined company will have incredible commercial scale, an exceptional portfolio of clinically proven solutions supported by strong commercial and surgeon education teams, and excellent capabilities to compete more effectively. Being able to change the future of musculoskeletal care—while unlocking our vision to change a patient’s life every minute—is now even more achievable, together with Globus. Q: Will there be any layoffs in connection with the transaction? There are no changes to job roles or responsibilities. As we progress toward the closing of the transaction, we are continuing to operate as usual. This transaction is about growth, and we expect that to be reflected in the growth of our employee base. Q: How will the businesses be structured? Will there be changes in reporting structure because of the transaction? Decisions regarding reporting structures or how the combined organization will be structured have not been made. Integration planning teams, including representation from both Globus and NuVasive, will evaluate the best way for us to move forward as one company, with a focusing on leverage talent and the best from both companies. As decisions are made, they will be communicated. Q: Where will the Company be headquartered? What happens to NuVasive’s headquarters? The combined company’s corporate headquarters will be in Audubon, PA, where Globus is headquartered today. We will continue to maintain an operating presence that is strategically located to best support our customers and innovation. The combined company’s corporate and operational presence will continue in San Diego, CA; Memphis, TN; and West Carrollton, OH, in addition to other key cities and geographies. Q: Will NuVasive employees be asked to relocate? At this time, there are no changes to employees’ work arrangement profiles. Any future decision about updates to work arrangement profiles or relocation will be communicated accordingly.

Confidential—for internal use only Page 2 of 5 Q: Who will lead Globus after the transaction closes? David Paul, Chairman of the Globus board of directors, will serve as Chairman of the combined company’s board of directors; Dan Scavilla, president and chief executive officer of Globus, will serve as chief executive officer of the combined company and as a member of the board; Chris Barry, CEO of NuVasive, will support the integration of the combined company; and Keith Pfeil, chief financial officer of Globus, will serve as chief financial officer of the combined company. Q: What will happen to NuVasive’s CEO and management team? Chris Barry, CEO of NuVasive, will support the integration of the combined company. Globus and NuVasive’s executive leadership teams will be actively involved in integration planning. Integration efforts will be focused on retaining critical talent and continued sales and innovation execution. Q: What can employees expect between now and the close of the transaction? For most employees, it will be business as usual. Some people will be asked to assist with the integration planning over the coming months. We will be developing more detailed plans about how to bring our companies together in a way that leverages the best of both. NuVasive and Globus leadership will be actively involved in these efforts. We are committed to ensuring a smooth integration, while prioritizing retaining critical talent and continued sales and innovation execution. We will keep you informed as our integration planning work progresses. Q: The Globus organization is already very lean. How will this affect our workload? Roles and responsibilities continue as usual. It is important we maintain our focus on execution and the day-to-day work in front of each of us to support one another, serve our customers and, ultimately, help patients. Q: How does this transaction impact each company’s product development roadmap? Both companies are continuing to move forward aggressively on their product development efforts. Q: Will there be any changes to employee compensation and benefits programs? Employee compensation and benefits programs are continuing as usual until close. Both companies are committed to competitive compensation and benefits programs that enable us to attract and retain top talent, and that commitment will remain. Q: Is there an impact to NuVasive’s 2022 annual company bonus payout? There is no impact to NuVasive’s 2022 annual company bonus payout as part of this transaction. Employees who participate in the annual company bonus plan will learn of the funding levels during their payfor- performance conversations with their manager (between Feb. 23—Mar. 2) and can expect payout in early March (March 8 for U.S. employees; varies by country). Q: Is there an impact to NuVasive’s 2022-2023 pay-for-performance decisions (e.g., merit increases)? All pay-for-performance decisions that have been approved will proceed as planned. NuVasive People Leaders should plan to have pay-for-performance conversations with employees during the designated time frame (Feb. 23—Mar. 2). Q: What does this mean for shares of NuVasive stock employees currently own? At closing, all NuVasive shareholders, including employee shareholders, will receive 0.75 of a share of Globus Class A common stock for each share of NuVasive common stock they own, with cash in lieu of fractional shares.

Confidential—for internal use only Page 3 of 5 Q: What is the impact to unvested RSUs and PRSUs held by NuVasive employees? Unvested RSUs and PRSUs held by NuVasive employees will be assumed by Globus and, post-closing, will continue to vest in accordance with the terms of the award agreement, except that, instead of receiving NuVasive stock upon vesting, holders will receive shares of Globus stock based on the 0.75 exchange ratio. Q: What is the brand strategy? Will we retain both companies’ brands? Globus and NuVasive each have highly recognized and respected brands, and we will be examining the goforward branding strategy as part of our integration planning work over the coming months. Q: The Globus and NuVasive cultures are very different. How do we plan to bridge the two companies’ cultures? We find value in both companies’ cultures and plan to combine them in a way that leverages each company’s strengths. While there may be some differences, there is a strong and shared commitment to innovation, supporting surgeons and positively changing patient lives. That shared commitment will be the foundation on which we combine. Commercial Specific Q: How does this transaction affect NuVasive distributors? It is business as usual. The same team you have always worked with will be in place to provide the support you have become accustomed to. During this transition, there will be no impact on your ability to order NuVasive products. We remain dedicated to providing you with the support you need for your surgeons and their patients. Q: Will NuVasive distributors be able to sell Globus products? One benefit of this combination is the comprehensive and innovative portfolio of musculoskeletal solutions and enabling technologies we will have together. Specifics on the distribution and sales of products will be fully evaluated as part of the integration efforts to determine the best way to meet the needs of our customers. For now, however, there are no changes to NuVasive’s portfolio. It is business as usual—NuVasive and Globus will continue to operate independently. Q: Are there changes to the sales leadership at NuVasive? We are operating as usual. NuVasive’s current global commercial leaders will continue to lead the NuVasive sales force in their respective geographies. Q: When can the Globus and NuVasive sales teams start working with each other on market opportunities? Until the transaction closes, it is business as usual, and we remain separate companies. This means that Globus and NuVasive sales teams will continue to operate just as they do today. Q: What will happen in overlapping territories? One benefit of this transaction is that there is limited overlap between our organizations. We expect the highly complementary nature of business to benefit our sales force, leading to new opportunities and broader customer reach. However, it is premature to get into specifics on how we will go to market as the transaction was just announced and has not closed. Until the transaction closes, it is business as usual, and we remain separate companies.

Confidential—for internal use only Page 4 of 5 Q: How are we scaling supply chain to ensure there are enough sets/enabling tech for both sales forces to sell? Specifics on the distribution and sales of products will be fully evaluated as part of the integration efforts to determine the best way to meet the needs of our customers. Q: My surgeon does not like Globus. What should I communicate? You should reinforce that we are operating as usual. Until the transaction closes, NuVasive and Globus remain separate companies. There is no change in surgeon relationship partners. Surgeons can continue to rely on and work with you as they always have. Q: Will the commission structure be changing for NuVasive reps? It is premature to discuss these kinds of specifics as the transaction was just announced and has not closed. Until the transaction closes, it is business as usual, and Globus and NuVasive remain separate companies. This means that commission structures are also continuing as usual with Globus and NuVasive sales teams operating just as they do today. Surgeon / Hospital Partner Specific Q: What does this mean for surgeons / hospitals partners? Until the transaction closes, we remain separate companies and will operate as usual. There is no change in how we work with and serve surgeons and hospital partners. Following the close of the transaction, the combined company will continue to prioritize collaboration with healthcare professionals to develop our ground-breaking products and solutions. We will strengthen our innovative product portfolio and expand our commercial reach to impact more patients and provide superior service to our partners. Q: How does this transaction benefit patients? The transaction brings together two well-regarded technology companies in the musculoskeletal industry, with a common vision focused on innovation in a relentless pursuit of unmet clinical needs. Together, Globus and NuVasive will have a comprehensive offering of products and solutions to treat the full continuum of care from planning to execution to postoperative data. Our larger scale and commercial reach mean that we will be able to offer this exceptional portfolio of clinically proven solutions to serve more surgeons and patients around the world. Q: Will this transaction change the products we offer? How? One benefit of this combination is the comprehensive and innovative portfolio of musculoskeletal solutions and enabling technologies we will have together. However, until the transaction closes, NuVasive and Globus remain separate companies, and there are no changes to the product offerings. Specifics on the distribution and sales of products will be fully evaluated as part of the integration planning efforts over the coming months to determine the best way to meet the needs of our customers. Q: How will this transaction impact surgeon training? Globus and NuVasive both have strong records of developing disruptive technology that solves unmet clinical needs for the treatment of musculoskeletal disorders. Globus will continue to prioritize collaboration with healthcare professionals to develop these ground-breaking products and solutions. Q: Will surgeon/partner contacts at the Company change? We are operating as usual. Confidential—for internal use only Page 5 of 5 Surgeons/hospital partners can continue to contact the same individuals they always have. Any future changes to customer-facing teams following the close of the transaction will be communicated. Q: How does this affect KOL surgeon consulting agreements? Until the transaction closes, NuVasive and Globus remain separate companies—it is business as usual. There are no changes to consulting agreements.

NuVasive and Globus combining to create innovative global musculoskeletal company focused on patient care 2/9/23, 6:56 AM Page 1 of 4 NuVasive and Globus combining to create innovative global musculoskeletal company focused on patient care Chris Barry Leader, NuVasive On Feb. 9 we announced a definitive agreement to combine with Globus. This is an exciting and historic day for our company, and we should be proud of our hard work and dedication that enabled us to achieve this milestone. Why this deal makes sense We are combining two companies with highly complementary capabilities, geographic footprints, and customer bases to continue to innovate and rapidly grow in the musculoskeletal industry. The combined company will have incredible commercial scale, an exceptional portfolio of clinically proven solutions supported by strong commercial and surgeon education teams, and excellent capabilities to serve our customers more effectively. Being able to change the future of spine and orthopedic care—while Page 2 of 4 unlocking our vision to change a patient’s life every minute—is now even more achievable, together with Globus.

NuVasive and Globus combining to create innovative global musculoskeletal company focused on patient care 2/9/23, 6:56 AM Page 2 of 4 What this means for NuVasive employees As the combined company achieves even higher levels of growth and success, our team will benefit from additional employee development and advancement opportunities over the long term. This deal is great for all stakeholders, but I am particularly pleased for you, the employees of NuVasive. You all have done an amazing job of putting patients first, always striving for excellence and challenging one another to continuously improve. I am confident these attributes will continue to drive both the company’s success and your own. What happens next? It’s business as usual for now. While recognizing the impact of the announcement on us and our go-forward business decisions, we must stay focused on execution and the day-to-day work to support one another, serve our customers and, ultimately, help patients. The transaction is expected to close in the middle of 2023, subject to the approval of both companies’ shareholders, regulatory approval, and other customary closing conditions. Until the transaction is complete, NuVasive and Globus will remain separate companies, and we will operate as usual. Integration: Over the coming months, we will develop more detailed plans about how to bring our companies together in a way that leverages the best of both. NuVasive and Globus leadership will be actively involved in these efforts. We are committed to ensuring a smooth integration, while prioritizing retaining talent and continued sales and innovation execution. Some decisions have already been made about the combined company’s leadership and operating locations. Leadership: David Paul, Chairman of the Globus board of directors, will serve as Chairman of the combined company’s board of directors;

NuVasive and Globus combining to create innovative global musculoskeletal company focused on patient care 2/9/23, 6:56 AM Page 3 of 4 Dan Scavilla, president and chief executive officer of Globus, ill serve as chief executive officer of the combined company and as a member of the board; Keith Pfeil, chief financial officer of Globus, will serve as chief financial officer of the combined company; and I will support the integration of the combined company. Additional members of the leadership team will be announced as we move toward closing and are expected to reflect the talent of both organizations. Operating locations: Following the close of the transaction, we will maintain an operating presence that is strategically located to best support our customers and innovation, including in San Diego, CA; Memphis, TN; and West Carrollton, OH, in addition to other key cities and geographies. The combined company’s corporate headquarters will be in Audubon, PA, where Globus is headquartered today. We will keep you informed as our integration planning work progresses. Where to find additional information I realize today’s announcement will generate questions, and there are several ways to obtain additional information. We have created some FAQs, which are attached. On Feb. 9 at 12 p.m. PT / 3 p.m. ET, I plan to connect with all of you through a live, virtual company broadcast. Expect a calendar invitation with details shortly. In addition, early next week, we plan to host an employee town hall, with leaders from both NuVasive and Globus, live from our San Diego campus, with the option for both in-person and remote attendance, including Q&A. Employees will receive a calendar invitation for this event as well.

NuVasive and Globus combining to create innovative global musculoskeletal company focused on patient care 2/9/23, 6:56 AM Page 4 of 4 I have gotten to know Dan well leading up to this announcement. As you will hear in our town hall next week, he is equally excited about this combination and the upside that is ahead of us. No matter where you sit within our organization—functionally or geographically— you have played a role in positioning NuVasive to choose this exciting path. Globus looks forward to welcoming our team. I hope you share in my enthusiasm. Thank you for all you have done to make today’s announcement possible. Best, Chris Chris Barry Chief Executive Officer

From Name: NuVasive From Address: news@nuvasive.com Replay-to: news@nuvasive.com Subject: Combining to create an innovative global musculoskeletal company Globus Medical and NuVasive are combining to bring together two well-regarded technology companies in the musculoskeletal industry. Our combined innovative technologies will create differentiated, comprehensive procedural solutions to better support you, your practice and your patients. Together, we will have one of the most comprehensive offerings of musculoskeletal solutions and enabling technologies to serve the full continuum of care. Read the press release Follow us on social Change a patient’s life every minute. 7475 Lusk Blvd. San Diego, CA 92121 USA +1 858-909-1800 Contact us at info@nuvasive.com

From: Stephen Cooke Sent: Thursday, February 9, 2023 7:07 AM To: Stephen Cooke [redacted] Subject: NuVasive to combine with Globus Medical—what this means for you To our valued Surgeon Partners, As you may have heard by now, today NuVasive announced entry into a definitive agreement to combine with Globus Medical. I wanted to reach out to you to share what I believe this news means to you. The combined company will have incredible commercial scale, an exceptional portfolio of clinically proven solutions supported by leading commercial and clinical professional development teams, and renowned capabilities to serve you and your patients more effectively. We will continue to prioritize collaboration with healthcare professionals such as yourself to develop ground-breaking products and solutions to solve unmet clinical needs and treat the full continuum of care, from planning to execution to postoperative data. In short, this transaction will enable us to better support you and your patients. While we are excited about this combination, our announcement is just the first step toward bringing our companies together. The transaction is expected to close in the middle of 2023 (subject to the approval of both companies’ shareholders, regulatory approval, and other customary closing conditions), and, until then, NuVasive and Globus Medical will continue to operate as separate companies—it’s business as usual. We are continuing to work with you as we always have. We appreciate your trust in NuVasive and are confident this merger will deepen our ability to support you and improve patient care. Best, Stephen Stephen P. Cooke VP, Global Clinical & Customer Enablement and International Marketing mobile. [redacted] 7475 Lusk Blvd, San Diego, CA USA Transform surgery. Advance care. Change lives. For information regarding data privacy and transparency, please read NuVasive’s Privacy Notice

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No Offer or Solicitation

This communication is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Information About the Transaction and Where To Find It

In connection with the proposed transaction, Globus Medical will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Globus Medical and NuVasive and that will also constitute a prospectus of Globus Medical for shares of its class A common stock to be offered in the proposed transaction. Globus Medical and NuVasive may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement statement/prospectus or registration statement or any other document which Globus Medical or NuVasive may file with the SEC. INVESTORS AND SECURITY HOLDERS OF GLOBUS MEDICAL AND NUVASIVE ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement, definitive joint proxy statement/ prospectus and other documents filed by Globus Medical and NuVasive with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Globus Medical and NuVasive. Requests for copies of the joint proxy statement/ prospectus and other documents filed by Globus Medical with the SEC may be made by contacting Keith Pfeil, Chief Financial Officer by phone at (610) 930-1800 or by email at kpfeil@globusmedical.com, and request for copies of the joint proxy statement/prospectus and other documents filed by NuVasive may be made by contacting Matt Harbaugh, Chief Financial Officer, by phone at (858) 210-2129 or by email at investorrelations@nuvasive.com.

Participants in the Solicitation

Globus Medical, NuVasive, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Globus Medical’s and NuVasive’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Globus Medical and their ownership of Globus Medical stock is set forth in Globus Medical’s annual report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 17, 2022 and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 21, 2022. Information regarding NuVasive’s directors and executive officers is contained in NuVasive’s annual report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 23, 2022, and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 30, 2022. Certain directors and executive officers of Globus Medical and NuVasive may have a direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Globus Medical’s and NuVasive’s shareholders in connection with the proposed transaction will be included in the joint proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” and similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining shareholder and regulatory approvals, (iii) the anticipated tax treatment of the transaction may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the transactions, (v) potential litigation relating to the proposed transaction that could be instituted against Globus Medical, NuVasive or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (vii) any negative effects of the announcement, pendency or consummation of the transactions on the market price of Globus Medical’s or NuVasive’s common stock and on Globus Medical’s or NuVasive’s businesses or operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) the risks and costs associated with the integration of, and the ability of Globus Medical and NuVasive to integrate, their businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the proposed transaction will harm Globus Medical’s or NuVasive’s business, including current plans and operations, (xi) the ability of Globus Medical or NuVasive to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, and (xiii) the other risks described in Globus Medical’s and NuVasive’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Globus Medical’s or NuVasive’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Globus Medical nor NuVasive assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.